Exhibit 99.1

PRESS RELEASE

Just Energy Reports First Quarter Fiscal 2017 Results
Strong Operating Performance Drives Gross Margin Increase of 8% and Base EBITDA Growth of 6%
Reaffirms Fiscal 2017 Base EBITDA Guidance of $223 million to $233 million

TORONTO, ONTARIO - - August 10, 2016 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced results for its first quarter fiscal 2017.

Key Highlights:
•	Gross Margin increased 8% year over year to $162.7 million as a result of continued margin improvement efforts and an increase from the foreign exchange related to the weaker Canadian dollar.
•	Base EBITDA of $41.1 million increased 6% year over year primarily as a result of operational improvements. Base EBITDA includes $8.9 million of prepaid commission expense for the quarter compared with $1.2 million expensed in the same period of last year. Excluding this incremental expense, Base EBITDA increased by 25% to $48.8 million for the first quarter of fiscal 2017.
•	Base Funds from Operations ("Base FFO") decreased 14% to $25.7 million from the $29.8 million reported in the prior comparable period. This was due to a $3.1 million decrease from the adjustment to reflect net cash receipts from gas sales and a $2.5 million increase in maintenance capital expenditures related to IT projects. The payout ratio on Base Funds from Operations was 73% for the quarter.
•	Cash and cash equivalents were $87.4 million at June 30, 2016, a decrease from $127.6 million at March 31, 2016, due to the early repayment of $25 million of senior unsecured notes in June 2016 and normal working capital needs for the first quarter.

•	Total debt of $637.2 million as of June 30, 2016 decreased 4% from $660.5 million as of March 31, 2016. Book value net debt to trailing 12-month EBITDA was 2.6x, consistent with the net debt to EBITDA reported at March 31, 2016 and lower than the 3.0x reported one year ago.
•	Gross customer additions for the first quarter were 205,000, a decrease from the 302,000 customers added in the first quarter of fiscal 2016. Net additions were a negative 134,000 for the quarter, compared with negative 77,000 net customer additions in the first quarter of fiscal 2016.

•	Management reaffirms its full year fiscal 2017 Base EBITDA guidance of $223 million to $233 million, reflecting continued double-digit percentage growth year over year. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $40.0 million for prepaid commercial commissions, which represents a $22.0 million increase over fiscal 2016 and reflects a go forward run rate for this incremental deduction in future years.

Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)
		% increase
	Fiscal 2017	(decrease)	Fiscal 2016
Sales	$898,409	(4)%	$933,015
Gross margin	162,672	8%	150,907
Administrative expenses	44,701	19%	37,598
Selling and marketing expenses	57,790	(8)%	62,781
Finance costs	17,973	7%	16,856
Profit[1]	482,671	NMF [3]	129,671
Profit per share available to shareholders – basic	3.24		0.87
Profit per share available to shareholders - diluted	2.51		0.71
Dividends/distributions	18,793	1%	18,699
Base EBITDA[2]	41,141	6%	38,875
Base Funds from operations[2]	25,669	(14)%	29,818
Payout ratio on Base Funds from operations[2]	73%		63%
Embedded gross margin[2]	1,936,500	4%	1,858,600
Total customers (RCEs)	4,386,000	(5)%	4,609,000
1Profit includes the impact of unrealized gains, which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See "Non-IFRS financial measures" in Management's Discussion and Analysis.
3 Not a meaningful figure.
"During the first quarter we continued to deliver strong operational performance while making significant progress along our strategic initiatives for the Company," commented Co-CEO Deb Merril. "Despite being our seasonally slowest quarter historically, and a very tough comparison to the strong first quarter of fiscal 2016, we are very pleased with the results for the first quarter. Sales were off slightly from the all-time Company record first quarter gross additions delivered last year, primarily due to the increased competition that tends to follow a lower commodity price environment, and our profitability continued to improve as a result of pricing discipline throughout the Consumer and Commercial customer base."
Co-CEO, James Lewis added, "Base EBITDA improved 6% as strong performance offset the increase in prepaid commission expenses during the period. When excluding this additional expense item, Base EBITDA increased by an impressive 25% to $48.8 million for the first quarter of fiscal 2017. Gross margin improved by 8% versus the same period of last year, driven by continued margin improvement efforts, disciplined pricing strategies and an increase from foreign exchange. While sales and net customer additions declined in the first quarter, as compared to a very strong first quarter of fiscal 2016, due to our refusal to engage in risky pricing tactics that would ultimately damage our improved profitability profile, we feel strongly that our margin per customer improvement initiative will continue to deliver in fiscal 2017 and beyond."

Co-CEO, Deb Merril concluded, "We're off to a strong start to fiscal 2017 and remain confident we can deliver on our previously provided Base EBITDA guidance for the full year while also achieving significant strategic milestones. We remain focused on restructuring our debt in a favorable manner in the coming months while also pursuing geographic expansion in Europe, where we expect to expand into at least two new nations in fiscal 2017.  Beyond those initiatives, we feel the consistent, performance-based results that have now become the norm at Just Energy will be accentuated as we continue to successfully embrace the customer and build longer-term loyalty programs. We will accomplish this by offering a differentiated product suite that will drive our market position growth in a very profitable manner moving forward and ultimately securing our position as world-class energy management solutions provider globally."
First Quarter Operating Performance

Just Energy delivered another quarter of strong operating and financial performance as the ongoing focus on increasing gross margin through a more selective sales and renewal process continues to drive profitability across the business and allowed the Company to overcome prepaid commission expense and perform in line with a very strong comparable first quarter of 2016.

•	Sales of $898.4 million for the first quarter of fiscal 2017 decreased 4% from sales of $933.0 million in the prior year, due to a 5% decrease in customer base over the past year. The Consumer and Commercial divisions' sales decreased by 4% and 3%, respectively.
•	Gross Margin of $162.7 million increased 8% year over year as a result of continued margin improvement efforts and the weaker Canadian dollar.
•	Just Energy increased margins on new customers while also removing lower margin customers from the books, as illustrated below. Higher new customer margins reflect strong margins on new products, including bundled offerings.

ANNUAL GROSS MARGIN PER RCE

	Q1 Fiscal	Number of	Q1 Fiscal	Number of
	2017	customers	2016	customers

Consumer customers added and renewed	$207	216,000	$204	238,000
Consumer customers lost	195	133,000	187	167,000
Commercial customers added and renewed	80	260,000	80	390,000
Commercial customers lost	76	206,000	68	217,000

•	Administrative expenses increased by 19% from $37.6 million to $44.7 million as a result of the impact from the exchange rate on the U.S. dollar denominated administrative costs and costs to serve the growing customer base in the U.K.
•	Selling and marketing expenses were $57.8 million, an 8% decrease from $62.8 million reported in the prior comparable quarter. This decrease is largely attributable to lower commission costs associated with lower gross customer additions and decreased residual commission expenses.
•	Finance costs amounted to $18 million, an increase of 7% from $16.9 million last year. The increase in finance costs was a result of the impact of foreign currency on the U.S.-dollar based interest costs for the US$150m convertible bonds, as well as the one-time interest cost associated with the early redemption of $25 million of the senior unsecured notes outstanding.
•	Base EBITDA was $41.1 million, a 6% increase from $38.9 million in the prior comparable quarter. The Company's reported Base EBITDA in the first quarter of fiscal 2017 includes $8.9 million of prepaid commission expense compared with $1.2 million expensed in the prior comparable quarter.

o	Excluding this incremental expense, Base EBITDA increased by 25% to $48.8 million for the first quarter of fiscal 2017. Of this $9.9 million year over year improvement in Base EBITDA, $1.2 million was due to the foreign currency impact from translation of the U.S. and U.K. operations and $8.7 million was driven by operational performance improvements.

Customer Aggregation

Margin per RCE improvements during the quarter demonstrated continued success of Just Energy's margin improvement initiatives. The Company remains focused on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles, even if this results in higher attrition. This improved profitability per RCE will add to the Company's future margins over and above any growth in the customer base.

	April 1,			Failed to	June 30	% increase	June 30	% increase
	2016[1]	Additions	Attrition	renew	2016	(decrease)	2015	(decrease)
Consumer Energy
Gas	661,000	27,000	(38,000)	(8,000)	642,000	(3)%	699,000	(8)%
Electricity	1,234,000	78,000	(66,000)	(21,000)	1,225,000	(1)%	1,233,000	(1)%
Total Consumer RCEs	1,895,000	105,000	(104,000)	(29,000)	1,867,000	(1)%	1,932,000	(3)%
Commercial Energy
Gas	251,000	8,000	(5,000)	(7,000)	247,000	(2)%	241,000	2%
Electricity	2,374,000	92,000	(40,000)	(154,000)	2,272,000	(4)%	2,436,000	(7)%
Total Commercial RCEs	2,625,000	100,000	(45,000)	(161,000)	2,519,000	(4)%	2,677,000	(6)%
Total RCEs	4,520,000	205,000	(149,000)	(190,000)	4,386,000	(3)%	4,609,000	(5)%

1The balance as at April 1, 2016 has been adjusted for customers who have either grown above 15 RCEs (becoming a Commercial customer) or have fallen below 15 RCEs (becoming a Consumer customer) during the fiscal year 2016.  At the beginning of each fiscal year, Just Energy will adjust the opening balances to reflect any changes in allocation of customers between the Consumer and Commercial divisions as a result of the increases or decreases in the annual consumption.

•	Just Energy's total customer base is currently 4.4 million RCEs, a 5% decrease from one year ago. The Consumer base also includes 55,000 smart thermostats that are bundled with a commodity contract and tend to have lower attrition and higher overall profitability. Further expansion of smart-thermostats continues to be a key driver for Just Energy's growth.
•	Gross customer additions for the quarter ended June 30, 2016 were 205,000, a decrease of 32% compared to 302,000 customers added in fiscal 2016.

o	Consumer customer additions of 105,000 decreased 25% from the 140,000 added in the prior comparable quarter, primarily due to market conditions as commodity prices were lower and, therefore, more competitive across all markets.
o	Commercial customer additions of 100,000 decreased 38% from the 162,000 gross customer additions in the prior comparable year, primarily due to competitiveness in pricing and a more disciplined pricing strategy.

•	Just Energy's geographical footprint continues to diversify outside of North America. The U.K. operations increased their customer base by 38% to 321,000 RCEs on a year over year basis with strong growth for both their Consumer and Commercial customer bases.
•	Net customer additions were a negative 134,000 for the first quarter of fiscal 2017, compared with negative 77,000 net customer additions in fiscal 2016, primarily as a result of the lower customer additions in North America and lower renewal rates for Commercial operations.
•	The combined attrition rate for Just Energy was 15% for the trailing 12 months ended June 30, 2016, a decrease of two percentage points from one year prior as Just Energy focuses on becoming its customers' "trusted advisor" by providing a variety of product offerings to its customer base.

o	Consumer attrition rates declined two percentage points to 26% compared to the prior year.
o	Commercial attrition rates decreased two percentage points to 7% year over year.

•	The renewal rate for the trailing 12 months ended June 30, 2016 was 62%, down three percentage points from 65% in fiscal 2016, but in-line with the renewal rate reported as of March 31, 2016.

o	The Consumer renewal rate increased by one percentage point to 76%, while the Commercial renewal rate decreased by six percentage points to 54%. The decline reflected a very competitive market for Commercial renewals with competitors' pricing aggressively and Just Energy's focus on improving retained customers' profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

The Company continued to pursue aggressive debt reductions in the first quarter of 2017. As of June 30, 2016 Just Energy's book value net debt was 2.6x Base EBITDA, consistent with the net debt to EBITDA reported at March 31, 2016 and lower than the 3.0x reported for the prior comparable period.

•	Cash and cash equivalents were $87.4 million at June 30, 2016, a decrease from $127.6 million at March 31, 2016, due to the early repayment of $25 million of senior unsecured notes in June 2016 and normal working capital needs for the first quarter.
•	Total debt of $637.2 million as of June 30, 2016 decreased 4% from $660.5 million as of March 31, 2016. The early repayment of $25 million was partially offset by the higher valuation of the U.S.-based $150 million convertible bonds as a result of changes in the exchange rate to Canadian dollars.

•	Base Funds from Operations of $25.7 million decreased 14% from the $29.8 million reported in the prior comparable period. Base FFO decreased despite the increase in Base EBITDA due to the adjustment required for net cash receipts from greater gas sales than in the prior period, resulting from the decrease in the customer base. Maintenance capital expenditures increased by 131% in the current period due to information technology projects related to process improvements.

•	The payout ratio on Base Funds from Operations was 73% for the three months ended June 30, 2016, compared to 63% reported in the prior comparable quarter.
•	Dividends and distributions for the quarter were $18.8 million, an increase of 1% from the prior comparable period based on a consistent annual dividend rate of $0.50 per share.

Outlook

Just Energy continues to deploy its strategy to become a world-class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. Growth plans center on geographic expansion, structuring superior product value propositions, and enhancing the portfolio of energy management offerings. The Company's geographic expansion is centered on Europe where the Company expects to expand into two new European markets in fiscal 2017 and remains committed to evaluating further potential expansion in continental Europe and beyond over the longer-term. Superior value propositions such as the new flat-bill product has now been rolled out in six new markets; energy management solutions such as solar are actively marketed in California, New York and New Jersey, a new commercial energy storage pilot is being planned; and the newly launched Just Energy Perks customer loyalty program is generating great interest and traction.

Based on the strong first quarter performance, management believes that the Company will achieve its previously provided fiscal 2017 Base EBITDA guidance range of $223 million to $233 million, reflecting continued double-digit percentage growth year over year. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $40.0 million for prepaid commercial commissions, which would previously have been included as amortization within selling and marketing expenses.  This represents a $22.0 million increase over fiscal 2016 and reflects a go forward run rate for this incremental deduction in future years. Just Energy expects to offset this headwind with continued strong gross margin performance.
Just Energy's solar program commenced in California and New York during fiscal 2016, with expansion to New Jersey in fiscal 2017. In fiscal 2017, Just Energy Solar, along with TerraPass, are expected to contribute $10 million towards the double-digit percentage Base EBITDA target.
During the quarter, the Company early redeemed $25 million of the senior unsecured notes outstanding. In addition to the ongoing debt reduction effort, the Company remains committed to refinancing its debt in a favorable manner. In-line with this commitment, management is actively evaluating the many options available to the Company to refinance the debt over the coming months in a shareholder-friendly manner.
Earnings Call
The Company will host a conference call and live webcast to review the first quarter results beginning at 10:00 a.m. Eastern Standard Time on Thursday, August 11, 2016, followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deb Merril, and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast
•	Thursday, August 11, 2016
•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 9813813#.  The call will also be webcasted live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=1233324&s=1&k=A64DB8BB822DD19759B74C38D6FABFA4

An audio tape rebroadcast will be available starting at 12:30 p.m. EST August 11, 2016 until September 10, 2016 at 11:59 p.m. EST.  To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 9813813#.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy.  With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers.  The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable-price, and flat-bill programs, smart thermostats, and residential solar panel installations.  Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, results of litigation, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com